Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and six months ended June 30, 2026

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Revenue	10	$1,947.8	$1,675.2	$3,591.6	$3,235.3
Expenses
Cost of sales		1,562.0	1,303.2	2,906.0	2,575.8
Selling, general and administrative expenses		276.3	223.2	542.1	509.4
Interest and other finance costs	8	163.9	121.1	303.5	331.5
(Gain) loss on sale of property and equipment		(0.3)	(2.8)	(3.9)	0.4
Loss (gain) on foreign exchange		98.3	(266.4)	192.0	(272.1)
Change in value on Call Option		20.0	—	30.0	—
Other		0.9	(24.4)	11.9	(16.4)
		2,121.1	1,353.9	3,981.6	3,128.6
Share of net loss of investments accounted for using the equity method(1)	3	(10.7)	(38.4)	(66.2)	(107.0)
(Loss) income before income taxes		(184.0)	282.9	(456.2)	(0.3)
Current income tax expense		8.0	30.9	44.5	64.1
Deferred tax recovery(1)		(29.4)	(7.7)	(118.9)	(97.5)
Income tax (recovery) expense		(21.4)	23.2	(74.4)	(33.4)
Net (loss) income from continuing operations		(162.6)	259.7	(381.8)	33.1
Net income from discontinued operations	17	—	—	—	3,620.8
Net (loss) income		(162.6)	259.7	(381.8)	3,653.9
Less: Net loss attributable to non-controlling interests		(2.8)	(2.1)	(6.3)	(4.8)
Net (loss) income attributable to GFL Environmental Inc.		$(159.8)	$261.8	$(375.5)	$3,658.7

Items that may be subsequently reclassified to net (loss) income
Currency translation adjustment		180.8	(442.5)	344.5	(452.9)
Reclassification to net (loss) income of fair value movements on cash flow hedges, net of tax		1.2	1.0	2.4	7.0
Fair value movements on cash flow hedges, net of tax		(13.1)	16.0	(15.3)	23.3
Share of other comprehensive loss of investments accounted for using the equity method, net of tax(1)		(8.6)	(21.0)	(11.5)	(23.1)
Other comprehensive income (loss)		160.3	(446.5)	320.1	(445.7)
Comprehensive loss from continuing operations		(2.3)	(186.8)	(61.7)	(412.6)
Comprehensive income from discontinued operations	17	—	—	—	3,444.3
Total comprehensive (loss) income		(2.3)	(186.8)	(61.7)	3,031.7
Less: Total comprehensive income (loss) attributable to non-controlling interests		0.6	(14.4)	0.1	(17.3)
Total comprehensive (loss) income attributable to GFL Environmental Inc.		$(2.9)	$(172.4)	$(61.8)	$3,049.0

Basic (loss) income per share(1)
Continuing operations	9	$(0.47)	$0.68	$(1.11)	$0.03
Discontinued operations	9	—	—	—	9.57
Total operations		$(0.47)	$0.68	$(1.11)	$9.60
Diluted (loss) income per share(1)
Continuing operations	9	$(0.47)	$0.66	$(1.11)	$0.03
Discontinued operations	9	—	—	—	9.34
Total operations		$(0.47)	$0.66	$(1.11)	$9.37

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 for details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	June 30, 2026	December 31, 2025
Assets
Cash		$192.1	$85.6
Trade and other receivables, net		983.3	802.0
Income taxes recoverable		61.8	96.0
Prepaid expenses and other assets		214.6	180.6
Current assets		1,451.8	1,164.2

Property and equipment, net	4	8,124.4	7,324.3
Intangible assets, net	5	2,178.4	1,757.0
Investments accounted for using the equity method(1)	3	1,793.7	1,805.3
Other long-term assets		282.0	256.8
Goodwill	5	7,698.6	6,894.9
Non-current assets		20,077.1	18,038.3
Total assets		$21,528.9	$19,202.5

Liabilities
Accounts payable and accrued liabilities		$1,797.1	$1,888.3
Income taxes payable		7.1	5.7
Lease obligations		74.5	59.9
Landfill closure and post-closure obligations	6	50.2	44.0
Current liabilities		1,928.9	1,997.9

Long-term debt	7	9,599.2	7,422.6
Lease obligations		468.6	450.6
Other long-term liabilities		37.1	34.5
Deferred income tax liabilities(1)		703.2	756.7
Landfill closure and post-closure obligations	6	1,250.5	1,126.5
Non-current liabilities		12,058.6	9,790.9
Total liabilities		13,987.5	11,788.8

Shareholders’ equity
Share capital		7,188.8	7,008.4
Contributed surplus		230.6	205.7
(Deficit) earnings(1)		(218.5)	172.9
Accumulated other comprehensive income (loss)(1)		157.8	(155.9)
Total GFL Environmental Inc.’s shareholders’ equity		7,358.7	7,231.1
Non-controlling interests		182.7	182.6
Total shareholders’ equity		7,541.4	7,413.7
Total liabilities and shareholders’ equity		$21,528.9	$19,202.5

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised. Refer to Note 3 for details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
	Notes	Share capital - # of shares	Share capital	Contributed surplus	(Deficit) Retained earnings	Cash flow hedges, net of tax	Currency translation	Total equity attributable to shareholders	Non- controlling interests	Total shareholders’ equity
Balance, December 31, 2024		411,982,011	$9,938.0	$151.3	$(3,573.5)	$(72.7)	$535.3	$6,978.4	$243.3	$7,221.7
Net income and comprehensive income(1)		—	—	—	3,658.7	30.3	(640.0)	3,049.0	(17.3)	3,031.7
Dividends issued and paid		—	—	—	(15.9)	—	—	(15.9)	—	(15.9)
Repurchased and cancelled shares		(35,195,241)	(2,460.5)	—	—	—	—	(2,460.5)	—	(2,460.5)
Share capital issued on exercise of options		78,760	0.3	(0.3)	—	—	—	—	—	—
Share capital issued on settlement of RSUs		880,619	54.3	(54.3)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares		515,764	—	—	—	—	—	—	—	—
Share-based payments	12	—	—	76.4	—	—	—	76.4	—	76.4
Balance, June 30, 2025		378,261,913	$7,532.1	$173.1	$69.3	$(42.4)	$(104.7)	$7,627.4	$226.0	$7,853.4

Balance, December 31, 2025		370,987,003	$7,008.4	$205.7	$172.9	$(27.6)	$(128.3)	$7,231.1	$182.6	$7,413.7
Net loss and comprehensive loss		—	—	—	(375.5)	(12.9)	326.6	(61.8)	0.1	(61.7)
Dividends issued and paid		—	—	—	(15.9)	—	—	(15.9)	—	(15.9)
Share capital issued upon acquisition of subsidiary	12	2,582,463	156.4	—	—	—	—	156.4	—	156.4
Repurchased and cancelled shares	12	(300,000)	(14.3)	—	—	—	—	(14.3)	—	(14.3)
Share capital issued on settlement of RSUs	12	684,587	38.3	(38.3)	—	—	—	—	—	—
Share-based payments	12	—	—	63.2	—	—	—	63.2	—	63.2
Balance, June 30, 2026		373,954,053	$7,188.8	$230.6	$(218.5)	$(40.5)	$198.3	$7,358.7	$182.7	$7,541.4

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the six months ended June 30, 2025. Refer to Note 3 for details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Operating activities
Net (loss) income(1)		$(162.6)	$259.7	$(381.8)	$3,653.9
Adjustments for non-cash items
Depreciation of property and equipment	4	309.5	262.1	583.2	520.0
Amortization of intangible assets	5	79.0	60.8	151.6	122.2
Share of net loss of investments accounted for using the equity method(1)	3	10.7	38.4	66.2	107.0
Gain on divestiture	17	—	—	—	(4,466.8)
Other		(0.4)	(24.4)	3.5	(16.4)
Interest and other finance costs	8	163.9	121.1	303.5	333.1
Share-based payments	12	25.6	16.7	63.2	76.4
Loss (gain) on unrealized foreign exchange		98.2	(265.5)	192.4	(272.1)
(Gain) loss on sale of property and equipment		(0.3)	(2.8)	(3.9)	1.6
Change in value on Call Option		20.0	—	30.0	—
Current income tax expense		8.0	30.9	44.5	87.6
Deferred tax (recovery) expense(1)		(29.4)	(7.7)	(118.9)	753.1
Interest paid in cash		(80.3)	(64.3)	(199.2)	(253.0)
Income taxes paid in cash, net		(5.1)	(0.9)	(8.8)	(5.5)
Changes in non-cash working capital items	13	(14.4)	(112.3)	(131.6)	(153.8)
Landfill closure and post-closure expenditures	6	(5.1)	(5.7)	(8.8)	(7.7)
		417.3	306.1	585.1	479.6
Investing activities
Purchase of property and equipment		(287.6)	(289.0)	(673.8)	(603.6)
Proceeds on disposal of assets and other		9.4	9.4	14.7	13.1
(Payments) proceeds from divestitures	17	—	(109.1)	—	5,820.5
Business acquisitions and investments, net of cash acquired	3	(1,340.2)	(44.9)	(1,484.5)	(285.9)
Distribution received from associates and joint ventures		—	1.7	4.5	5.3
		(1,618.4)	(431.9)	(2,139.1)	4,949.4
Financing activities
Repayment of lease obligations		(27.3)	(30.4)	(52.8)	(56.0)
Issuance of long-term debt		1,340.3	162.3	4,357.0	869.2
Repayment of long-term debt		(1,295.1)	(95.2)	(2,503.6)	(3,819.0)
Proceeds from termination of hedged arrangements		—	—	—	28.0
Payment for termination of hedged arrangements		(1.1)	(1.1)	(1.1)	(1.1)
Payment of contingent purchase consideration and holdbacks	3	(16.7)	(0.2)	(31.1)	(2.6)
Repurchase of subordinate voting shares, inclusive of tax		(14.0)	(277.6)	(71.0)	(2,412.2)
Dividends issued and paid		(8.4)	(8.0)	(15.9)	(15.9)
Payment of financing costs		(7.9)	(5.5)	(21.7)	(5.6)
Repayment of loan to related party		—	—	—	(2.9)
		(30.2)	(255.7)	1,659.8	(5,418.1)

(Decrease) increase in cash		(1,231.3)	(381.5)	105.8	10.9
Changes due to foreign exchange revaluation of cash		(12.8)	(16.0)	0.7	(5.0)
Cash, beginning of period		1,436.2	537.2	85.6	133.8
Cash, end of period		$192.1	$139.7	$192.1	$139.7

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 for details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office under the Business Corporations Act (Ontario) is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9 and its executive headquarters is located at 1759 Purdy Avenue, Suite 300, Miami Beach, Florida, 33139.

These unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as at June 30, 2026.

The Board of Directors approved the Interim Financial Statements on July 29, 2026.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

New accounting standards issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements (IFRS 18) which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures within the financial statements. IFRS 18 is effective for annual periods on or after January 1, 2027. GFL continues to evaluate the impact of this new standard.

Certain other new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The standards applicable to GFL are not expected to have a material impact on these Interim Financial Statements.

3.	BUSINESS COMBINATIONS AND INVESTMENTS

For the six months ended June 30, 2026, GFL acquired 10 businesses, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date for the period indicated:

	Three months ended June 30, 2026	Six months ended June 30, 2026
Net working capital, including cash acquired of $9.0 million and $9.2 million, respectively	$(20.1)	$(23.8)
Property and equipment	470.3	495.5
Intangible assets	506.0	544.2
Goodwill	603.2	636.3
Lease obligations	(3.2)	(7.0)
Other long-term liabilities	—	(0.3)
Landfill closure and post-closure obligations	(1.0)	(1.0)
Deferred income tax liabilities	(36.6)	(39.4)
Net assets acquired	$1,518.6	$1,604.5

Share capital issued	$150.6	$156.4
Cash paid	1,305.1	1,385.2
Accrued contingent consideration	62.9	62.9
Total consideration	$1,518.6	$1,604.5

In addition to the cash consideration noted above, during the three and six months ended June 30, 2026, GFL paid $16.7 million and $31.1 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition dates and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the six months ended June 30, 2026, GFL finalized the purchase price allocations for certain acquisitions resulting in a decrease in net working capital of $2.5 million, an increase in property and equipment of $77.4 million, a decrease in intangible assets of $43.0 million, an increase in closure and post-closure obligations of $0.3 million, an increase in deferred income tax liabilities of $4.3 million and a decrease in goodwill of $27.3 million.

Approximately $326.1 million and $352.6 million of the goodwill acquired during the three and six months ended June 30, 2026 ($16.3 million and $78.2 million of the goodwill acquired during the three and six months ended June 30, 2025) is expected to be deductible for tax purposes.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Since the respective acquisition dates, revenue and income before income taxes of approximately $120.3 million and $5.5 million, respectively, attributable to the 2026 acquisitions, are included in these Interim Financial Statements.

Pro forma results of operations

If the 2026 acquisitions had occurred on January 1, 2026, the unaudited consolidated pro forma revenue and loss before income taxes for the six months ended June 30, 2026 would have been $3,692.6 million and $441.4 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Investments in Associates

Effective March 1, 2025, GFL completed the divestiture of its Environmental Services line of business (“GFL Environmental Services”). GFL has the option to repurchase the balance of the equity of GFL Environmental Services (the “Call Option”). As at June 30, 2026, the Call Option had a fair value of $110.0 million ($140.0 million as at December 31, 2025).

As at June 30, 2026, GFL held investments in associates of $1,663.3 million ($1,690.2 million as at December 31, 2025). GFL has accounted for these investments in associates using the equity method.

For the three and six months ended June 30, 2026, GFL’s share of loss from associates was $13.0 million and $71.6 million ($40.3 million and $107.7 million for the three and six months ended June 30, 2025). For the three and six months ended June 30, 2026, GFL’s share of total comprehensive loss from associates was $22.9 million and $84.9 million ($67.9 million and $137.7 million for the three and six months ended June 30, 2025).

Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting GFL’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025 and as at December 31, 2025. GFL has determined that the impact of these adjustments to its historical financial statements is not material. The tables below reflect revisions to GFL’s financial statements for the periods indicated as a result of the adjustments made by GFL Environmental Services.

	Three months ended June 30, 2025			Six months ended June 30, 2025
	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
Share of net loss of investments accounted for using the equity method	$(19.1)	$(19.3)	$(38.4)	$(70.8)	$(36.2)	$(107.0)
Deferred tax recovery	(2.9)	(4.8)	(7.7)	(88.5)	(9.0)	(97.5)
Share of comprehensive loss of investments accounted using the equity method, net of tax	(16.2)	(4.8)	(21.0)	(16.2)	(6.9)	(23.1)

	As at December 31, 2025
	As previously reported	Adjustment	As revised
Investments accounted for using the equity method	$1,898.0	$(92.7)	$1,805.3
Deferred income tax liabilities	777.7	(21.0)	756.7
Retained earnings	229.5	(56.6)	172.9
Accumulated other comprehensive loss	(140.8)	(15.1)	(155.9)

Investments in Joint Ventures

GFL has invested in certain renewable natural gas (“RNG”) projects through joint ventures. During the three and six months ended June 30, 2026, GFL made contributions of $8.8 million and $10.0 million ($1.4 million and $2.6 million for the three and six months ended June 30, 2025) to RNG joint ventures. As at June 30, 2026, GFL held investments in RNG joint ventures of $130.4 million ($115.1 million as at December 31, 2025). GFL considers each joint venture to be individually immaterial. GFL has accounted for these investments in joint ventures using the equity method.

For the three and six months ended June 30, 2026, GFL’s share of income and total comprehensive income from joint ventures was $2.3 million and $5.4 million ($1.9 million and $0.7 million for the three and six months ended June 30, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of-use assets	Total
Cost
Balance, December 31, 2025	$1,826.1	$4,061.2	$2,838.7	$1,547.7	$145.9	$1,009.0	$633.9	$12,062.5
Additions	66.1	94.5	186.9	53.1	99.8	47.3	45.3	593.0
Acquisitions via business combinations	25.7	222.2	158.2	17.3	—	65.1	7.0	495.5
Adjustments for prior year acquisitions	(4.5)	87.4	13.6	(9.5)	—	(8.1)	—	78.9
Adjustments for asset retirement obligations	—	33.2	—	—	—	—	—	33.2
Disposals	(9.6)	—	(43.3)	(2.0)	—	(1.3)	(1.4)	(57.6)
Transfers	26.2	15.5	5.8	107.3	(156.2)	2.2	(0.8)	—
Changes in foreign exchange	46.1	140.2	72.3	34.4	1.7	33.3	8.0	336.0
Balance, June 30, 2026	1,976.1	4,654.2	3,232.2	1,748.3	91.2	1,147.5	692.0	13,541.5

Accumulated depreciation
Balance, December 31, 2025	307.3	1,733.6	1,191.0	753.4	—	547.6	205.3	4,738.2
Depreciation	41.1	201.3	151.4	78.6	—	61.1	49.7	583.2
Disposals	(3.2)	—	(40.2)	(1.6)	—	(0.3)	(0.9)	(46.2)
Impairment	0.7	—	2.2	0.1	—	—	—	3.0
Changes in foreign exchange	8.1	60.9	30.6	17.5	—	19.0	2.8	138.9
Balance, June 30, 2026	354.0	1,995.8	1,335.0	848.0	—	627.4	256.9	5,417.1

Carrying amounts
At December 31, 2025	$1,518.8	$2,327.6	$1,647.7	$794.3	$145.9	$461.4	$428.6	$7,324.3
At June 30, 2026	$1,622.1	$2,658.4	$1,897.2	$900.3	$91.2	$520.1	$435.1	$8,124.4

For the three and six months ended June 30, 2026, total depreciation of property and equipment was $309.5 million and $583.2 million ($262.1 million and $520.0 million for the three and six months ended June 30, 2025). Of the total depreciation for the three and six months ended June 30, 2026, $299.3 million and $564.6 million was included in cost of sales ($252.3 million and $502.1 million for the three and six months ended June 30, 2025) and $10.2 million and $18.6 million was included in selling, general and administrative expenses ($9.8 million and $17.9 million for the three and six months ended June 30, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non-compete agreements	Total
Cost
Balance, December 31, 2025	$6,894.9	$526.4	$2,700.6	$71.2	$472.5	$10,665.6
Acquisitions via business combinations	636.3	—	484.0	1.4	58.8	1,180.5
Adjustments for prior year acquisitions	(26.5)	—	(8.1)	(3.2)	(34.0)	(71.8)
Other	—	—	5.5	—	23.2	28.7
Disposals	—	—	(0.1)	—	—	(0.1)
Changes in foreign exchange	193.9	3.7	69.9	2.4	13.7	283.6
Balance, June 30, 2026	7,698.6	530.1	3,251.8	71.8	534.2	12,086.5

Accumulated amortization
Balance, December 31, 2025	—	—	1,647.7	17.1	348.9	2,013.7
Amortization	—	—	121.2	6.0	24.4	151.6
Changes in foreign exchange	—	—	34.1	0.7	9.4	44.2
Balance, June 30, 2026	—	—	1,803.0	23.8	382.7	2,209.5

Carrying amounts
At December 31, 2025	$6,894.9	$526.4	$1,052.9	$54.1	$123.6	$8,651.9
At June 30, 2026	$7,698.6	$530.1	$1,448.8	$48.0	$151.5	$9,877.0

All intangible asset amortization expense is included in cost of sales.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2025	$1,170.5
Acquisitions via business combinations	1.0
Adjustment related to prior year acquisitions	0.3
Provisions	34.9
Adjustment for discount and inflation rates	33.2
Accretion	29.7
Expenditures	(8.8)
Changes in foreign exchange	39.9
Balance, June 30, 2026	1,300.7
Less: Current portion of landfill closure and post-closure obligations	(50.2)
Non-current portion of landfill closure and post-closure obligations	$1,250.5

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2025.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at June 30, 2026, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $37.9 million ($35.3 million as at December 31, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	June 30, 2026	December 31, 2025
Revolving credit facility	$182.0	$750.6
Notes(1)
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(2)	1,065.8	1,028.0
6.750% USD senior secured notes (“6.750% 2031 Secured Notes”)(3)	1,421.0	1,370.6
4.000% USD senior notes (“4.000% 2028 Notes”)(4)	1,065.8	1,028.0
4.750% USD senior notes (“4.750% 2029 Notes”)(5)	1,065.8	1,028.0
4.375% USD senior notes (“4.375% 2029 Notes”)(6)	781.5	753.8
6.625% USD senior notes (“6.625% 2032 Notes”)(7)	710.5	685.3
5.500% USD senior notes (“5.500% 2034 Notes”)(8)	1,421.0	—
5.625% USD senior notes (“5.625% 2031 Notes”)(9)	1,065.8	—
4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”)(10)	298.4	287.8
Other	526.6	494.6
Subtotal	9,604.2	7,426.7
Discount	(4.5)	(5.1)
Derivative liability	70.8	55.6
Deferred finance costs	(71.3)	(54.6)
Total long-term debt	9,599.2	7,422.6
Less: Current portion of long-term debt	—	—
Non-current portion of long-term debt	$9,599.2	$7,422.6

Total long-term debt	9,599.2	7,422.6
Less: Derivative asset	(73.9)	(21.0)
Total long-term debt, net of derivative asset	$9,525.3	$7,401.6

(1)	Refer to Note 14 for additional information on the hedging arrangements related to the Notes.
(2)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(3)	The 6.750% 2031 Secured Notes bear interest semi-annually which commenced on January 15, 2024 with principal maturing on January 15, 2031. Collateral securing the 6.750% 2031 Secured Notes has been released pursuant to the terms of the indenture governing such notes. As a result, the notes are no longer secured.
(4)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.
(5)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(6)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.
(7)	The 6.625% 2032 Notes bear interest semi-annually which commenced on October 1, 2024 with principal maturing on April 1, 2032.
(8)	The 5.500% 2034 Notes bear interest semi-annually commencing on August 1, 2026 with principal maturing on February 1, 2034.
(9)	The 5.625% 2031 Notes bear interest semi-annually commencing on January 1, 2027 with principal maturing on July 1, 2031.
(10)	The 4.375% Bonds bear interest semi-annually which commenced on May 15, 2025 with an initial mandatory tender date of October 1, 2031.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of September 27, 2021 and as amended and restated through April 29, 2025 (the “Revolving Credit Agreement”), GFL has access to a $2,000.0 million revolving credit facility (available in Canadian and US dollars), a $25.0 million revolving credit facility (available in US dollars) and an aggregate $1,000.0 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030 and accrues interest at a rate of CORRA/SOFR plus 1.125% to 1.750% plus a credit spread adjustment or Canadian/Prime plus 0.125% to 0.750%. As of June 30, 2026, the applicable effective CORRA/SOFR borrowing rate was between 4.107% to 5.325%, depending on whether borrowings are drawn in Canadian or US dollars. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 5.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 4.50 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at June 30, 2026 and December 31, 2025, GFL was in compliance with these covenants.

Tax-exempt bonds

Industrial revenue bonds are tax-exempt municipal debt securities issued by a government agency on our behalf and sold only to qualified institutional buyers. On October 8, 2024, GFL participated in the issuance of US$210.0 million aggregate principal amount of Solid Waste Disposal Revenue Bonds issued by Florida Development Finance Corporation. The bonds bear interest at 4.375% payable semi-annually which commenced on May 15, 2025 and have an initial mandatory tender date of October 1, 2031. The bonds are unsecured and guaranteed jointly and severally, fully and unconditionally by GFL and certain of its subsidiaries.

Other

Certain of GFL’s non-wholly owned subsidiaries have stand alone credit facilities included in other in long-term debt. The details of those facilities are as follows: (a) a term loan of US$127.0 million (of which US$123.8 million was drawn as at June 30, 2026 and US$127.0 million was drawn as at December 31, 2025) and a US$30.0 million revolving credit facility (of which $nil was drawn as at June 30, 2026 and December 31, 2025) that mature on September 21, 2030 and have a borrowing rate of base or SOFR rate plus 1.500% to 4.000%; and (b) a term loan of US$170.0 million (of which US$159.4 million was drawn as at June 30, 2026 and US$163.6 million was drawn as at December 31, 2025) and a US$100.0 million revolving credit facility (of which US$85.0 million was drawn as at June 30, 2026 and US$70.0 million was drawn as at December 31, 2025) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.000% and 3.250%.

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025(1)
Interest	$137.8	$98.6	$253.6	$238.8
Amortization of deferred financing costs	3.1	3.5	5.8	26.9
Accretion of landfill closure and post-closure obligations	15.5	13.5	29.7	25.7
Other finance costs	7.5	5.5	14.4	40.1
Interest and other finance costs	$163.9	$121.1	$303.5	$331.5

(1) Includes reclassification of $30.5 million into Other finance costs from Termination of hedged arrangements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

9.	(LOSS) INCOME PER SHARE

The following table presents GFL’s (loss) income per share for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net (loss) income attributable to GFL Environmental Inc.(1)	$(159.8)	$261.8	$(375.5)	$3,658.7

Less:
Net income from discontinued operations	—	—	—	3,620.8
Amounts attributable to preferred shareholders	11.4	11.9	22.6	26.8
Adjusted net (loss) income from continuing operations	(171.2)	249.9	(398.1)	11.1
Effect of dilutive instruments	—	4.5	—	—
Adjusted net (loss) income from continuing operations for diluted income (loss) per share	$(171.2)	$254.4	$(398.1)	$11.1

Weighted average number of shares outstanding	361,371,647	365,815,712	359,940,151	378,517,656
Effect of dilutive instruments	—	17,395,801	—	9,081,420
Diluted weighted average number of shares outstanding	361,371,647	383,211,513	359,940,151	387,599,076

Basic (loss) income per share
Continuing operations	$(0.47)	$0.68	$(1.11)	$0.03
Discontinued operations	—	—	—	9.57
Total operations	$(0.47)	$0.68	$(1.11)	$9.60

Diluted (loss) income per share
Continuing operations	$(0.47)	$0.66	$(1.11)	$0.03
Discontinued operations	—	—	—	9.34
Total operations	$(0.47)	$0.66	$(1.11)	$9.37

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 for additional details.

Diluted loss per share excludes anti-dilutive effects of time-based share options, RSUs, PSUs and Preferred Shares (defined below).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Residential	$467.3	$376.1	$860.5	$738.5
Commercial/industrial	894.8	751.0	1,656.2	1,473.0
Total collection	1,362.1	1,127.1	2,516.7	2,211.5
Landfill	325.5	306.2	604.0	569.5
Transfer	262.9	237.4	473.6	455.1
Material recovery	134.4	131.3	255.1	253.3
Other	99.5	96.8	177.5	171.1
Gross revenue	2,184.4	1,898.8	4,026.9	3,660.5
Intercompany revenue	(236.6)	(223.6)	(435.3)	(425.2)
Revenue	$1,947.8	$1,675.2	$3,591.6	$3,235.3

11.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended June 30, 2026
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$676.5	$(67.3)	$609.2	$206.9
USA	1,507.9	(169.3)	1,338.6	445.7
Solid Waste	2,184.4	(236.6)	1,947.8	652.6
Corporate	—	—	—	(61.4)
	$2,184.4	$(236.6)	$1,947.8	$591.2

	Three months ended June 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$620.4	$(63.7)	$556.7	$188.0
USA	1,278.4	(159.9)	1,118.5	393.8
Solid Waste	1,898.8	(223.6)	1,675.2	581.8
Corporate	—	—	—	(66.7)
	$1,898.8	$(223.6)	$1,675.2	$515.1

	Six months ended June 30, 2026
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$1,265.9	$(120.8)	$1,145.1	$374.7
USA	2,761.0	(314.5)	2,446.5	818.9
Solid Waste	4,026.9	(435.3)	3,591.6	1,193.6
Corporate	—	—	—	(123.9)
	$4,026.9	$(435.3)	$3,591.6	$1,069.7

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Six months ended June 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Canada	$1,172.2	$(121.5)	$1,050.7	$325.7
USA	2,488.3	(303.7)	2,184.6	754.0
Solid Waste	3,660.5	(425.2)	3,235.3	1,079.7
Corporate	—	—	—	(138.5)
	$3,660.5	$(425.2)	$3,235.3	$941.2

The following table presents GFL’s reconciliation of net (loss) income from continuing operations to Adjusted EBITDA for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net (loss) income from continuing operations(1)	$(162.6)	$259.7	$(381.8)	$33.1
Add:
Depreciation of property and equipment	309.5	262.1	583.2	520.0
Amortization of intangible assets	79.0	60.8	151.6	122.2
Interest and other finance costs	163.9	121.1	303.5	331.5
Income tax (recovery) expense(1)	(21.4)	23.2	(74.4)	(33.4)
Loss (gain) on foreign exchange	98.3	(266.4)	192.0	(272.1)
(Gain) loss on sale of property and equipment	(0.3)	(2.8)	(3.9)	0.4
Change in value on Call Option	20.0	—	30.0	—
Share of net loss of investments accounted for using the equity method(1)(2)	15.7	42.5	76.4	114.7
Share-based payments	25.6	16.7	63.2	75.1
Transaction costs	14.3	9.2	24.1	30.4
Acquisition, rebranding and other integration costs	10.5	2.4	19.7	3.9
Founder/CEO remuneration(3)	37.8	11.0	74.2	31.8
Other	0.9	(24.4)	11.9	(16.4)
Adjusted EBITDA	$591.2	$515.1	$1,069.7	$941.2

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting the Company’s initial investment in the associate. Accordingly, comparative amounts have been revised for the three and six months ended June 30, 2025. Refer to Note 3 for details.
(2)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(3)	Consists of cash payment to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	June 30, 2026	December 31, 2025
Canada	$1,928.2	$1,942.0
USA	6,300.5	5,479.3
Total	$8,228.7	$7,421.3

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	SHAREHOLDERS' CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares (“MVS”), (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred shares	Total
Balance, December 31, 2025	346,110,312	11,812,964	13,063,727	370,987,003
Issued as partial consideration for acquisitions	2,582,463	—	—	2,582,463
Converted from RSUs	684,587	—	—	684,587
Repurchased and cancelled	(300,000)	—	—	(300,000)
Balance, June 30, 2026	349,077,362	11,812,964	13,063,727	373,954,053

Normal course issuer bid

On February 27, 2026, the Toronto Stock Exchange accepted GFL’s notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2026 and ending March 2, 2027. Under the NCIB, a maximum of 27,396,513 subordinate voting shares may be repurchased by GFL. During the three and six months ended June 30, 2026, GFL repurchased 300,000 subordinate voting shares under the NCIB (3,470,158 and 11,088,916 subordinate voting shares during the three and six months ended June 30, 2025).

All subordinate voting shares repurchased by GFL under the NCIB have been cancelled.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”)

Share options

The number of share options held by certain executives with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2025 and June 30, 2026	22,287,502	$33.09
Vested share options, June 30, 2026	16,799,502	$32.81

For the three and six months ended June 30, 2026, there were no share options granted, cancelled, expired or forfeited.

For the three and six months ended June 30, 2026, the total compensation expense related to share options amounted to $0.7 million and $1.4 million ($0.7 million and $2.8 million for the three and six months ended June 30, 2025).

RSUs, DSUs and PSUs

The following table presents GFL’s summary of the RSUs, DSUs and PSUs for the periods indicated:

	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)	PSUs	Grant date fair value (US$)
Outstanding, December 31, 2025	2,425,790	$41.67	145,555	$34.33	862,576	$42.96
Granted	314,178	43.57	13,901	41.00	593,622	45.73
Settled	(684,587)	40.70	—	—	—	—
Forfeited	(45,168)	38.15	—	—	—	—
Outstanding, June 30, 2026	2,010,213	$42.38	159,456	$34.91	1,456,198	$44.09
Expected to vest, June 30, 2026	1,921,208	$42.55	159,456	$34.91	1,355,825	$44.77

For the three and six months ended June 30, 2026, there were no RSUs, DSUs or PSUs cancelled.

For the three and six months ended June 30, 2026, the total compensation expense related to RSUs amounted to $16.4 million and $44.7 million ($15.6 million and $71.5 million for the three and six months ended June 30, 2025).

For the three and six months ended June 30, 2026, the total compensation expense related to DSUs amounted to $0.4 million and $0.8 million ($0.4 million and $0.8 million for the three and six months ended June 30, 2025).

For the three and six months ended June 30, 2026, the total compensation expense related to PSUs amounted to $8.1 million and $16.3 million ($nil for the three and six months ended June 30, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Effects of changes in
Accounts payable and accrued liabilities	$124.0	$(88.1)	$44.3	$(167.8)
Trade and other receivables, net	(84.1)	(41.1)	(143.7)	(1.2)
Prepaid expenses and other assets	(54.3)	16.9	(32.2)	15.2
Changes in non-cash working capital items	$(14.4)	$(112.3)	$(131.6)	$(153.8)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt, including related hedging instruments.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and 4.375% Bonds. The fair value hierarchy for these instruments are as follows for the periods indicated:

	June 30, 2026
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$8,595.8	$8,541.3	$—	$8,541.3	$—
4.375% Bonds	298.4	300.9	—	300.9	—

	December 31, 2025
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,892.0	$5,945.9	$—	$5,945.9	$—
4.375% Bonds	287.8	291.2	—	291.2	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Financial risk management objectives

There were no changes to the financial risk management policies disclosed in the Annual Financial Statements.

On June 25, 2026, GFL entered into a cross-currency interest rate swap on the 5.625% 2031 Notes, fixing the interest rate at 4.480% and the foreign exchange rate at 1.4202, expiring on July 1, 2030.

15.	COMMITMENTS

Letters of credit

As at June 30, 2026, GFL had letters of credit totaling approximately $424.3 million outstanding ($415.4 million as at December 31, 2025), which are not recognized in the Interim Financial Statements. This is inclusive of letters of credit under both the Revolving Credit Facility and EDC Guaranteed LC Facility (defined below). Interest expense in connection with these letters of credit was $1.7 million and $3.4 million for the three and six months ended June 30, 2026 ($1.5 million and $3.6 million for the three and six months ended June 30, 2025).

Under the unsecured demand letter of credit and demand guarantee facility agreement dated as of September 5, 2025 (the “EDC Guaranteed LC Facility”), GFL has access to $200.0 million of letters of credit that are 100% guaranteed by Export Development Canada. As of June 30, 2026, GFL had $145.4 million in outstanding letters of credit under the EDC Guaranteed LC Facility ($140.2 million as at December 31, 2025).

Performance bonds

As at June 30, 2026, GFL had issued performance bonds totaling $2,170.1 million ($1,936.4 million as at December 31, 2025).

16.	RELATED PARTY TRANSACTIONS

In connection with Patrick Dovigi’s relocation to the United States, GFL agreed to satisfy any tax obligations arising from the relocation. In 2025, GFL paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other receivables.

For the three and six months ended June 30, 2026, GFL paid $3.8 million and $7.6 million ($4.1 million and $6.9 million for the three and six months ended June 30, 2025) in aggregate lease payments to related parties.

For the three and six months ended June 30, 2026, GFL entered into transactions with Green Infrastructure Partners Inc. which resulted in revenue of $0.8 million and $1.4 million ($0.9 million and $4.3 million for the three and six months ended June 30, 2025) and net payables of $0.1 million as at June 30, 2026 ($0.5 million as at December 31, 2025).

For the three and six months ended June 30, 2026, GFL entered into transactions with GFL Environmental Services which resulted in revenue of $9.8 million and $17.5 million ($9.8 million and $12.7 million for the three and six months ended June 30, 2025), deferred revenue of $54.9 million as at June 30, 2026 ($62.6 million as at December 31, 2025) and net payables of $9.3 million as at June 30, 2026 ($43.7 million as at December 31, 2025).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

17.	DISCONTINUED OPERATIONS

The results of GFL Environmental Services are presented as a single amount on the statement of operations and comprehensive (loss) income. The post-tax results of the discontinued operations for the periods indicated are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$—	$—	$—	$237.0
Expenses	—	—	—	209.1
Income before income taxes	—	—	—	27.9
Income tax expense	—	—	—	0.6
Net income	—	—	—	27.3
Gain on disposal	—	—	—	4,466.8
Income tax on gain on disposal	—	—	—	873.3
Net income from discontinued operations	—	—	—	3,620.8
Reclassification to net income of foreign currency translation adjustment on divestiture	—	—	—	(176.5)
Total comprehensive income from discontinued operations	$—	$—	$—	$3,444.3

Cash flow information for GFL Environmental Services is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating cash flows from discontinued operations	$—	$—	$—	$69.6
Investing cash flows used in discontinued operations	—	—	—	(18.0)
Financing cash flows used in discontinued operations	—	—	—	(40.2)
Changes due to foreign exchange revaluation of cash	—		—	0.2
Increase in cash from discontinued operations	$—	$—	$—	$11.6